FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

April 15, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the “Company”) has been informed by Alberta Star Development Corp. (TSX Venture: ASX) that it has appointed Scott Geophysics as contractor to perform a 20-day induced polarization (IP) survey on its Longtom Lake IOCG exploration property, which is located adjacent to and immediately east of the Company’s Claim, which is held 50% by the Company and Alberta Star.

Vancan’s Claim is comprised of 2,530.8 hectares located east of Hottah Lake in the Northwest Territories of Canada, approximately 350 kilometres northwest of Yellowknife.

Scott Geophysics is a geophysical service company based in Vancouver, B.C. specializing in detailed IP surveys. The survey will be headed by Al Scott, BSc, MBA, PGeo, who has worked as a geophysicist extensively with Cominco, Ananconda and Gulf Minerals.  Scott Geophysics was established in 1987 and currently operates as an independent consultant.

Scott Geophysics will perform the spring ground geophysics program on the Longtom property that will include detailed, localized induced polarization/resistivity (IP) traverses over selected portions of the 2.5 to 3.5 milligal gravity-magnetic anomalies identified on the Longtom Lake property.  Scott Geophysics will also be conducting IP traverses on the Company’s Claim as part of this program.  Work is expected to commence shortly, with Alberta Star expecting to commence drilling on its property in May, continuing into the fall of 2003.

Alberta Star has recently completed a detailed gravity survey that confirms two very large 2.5-3.5 milligal gravity anomalies on the Longtom Property that are coincident with strong magnetic anomalies. Combined gravity, magnetic and radiometric anomalies are common targeting criterion for Olympic Dam iron oxide, copper and gold (IOCG) style mineralization and necessary in proving up an economic ore body.  Mineralization at Longtom Lake occurs in specular hematite-magnetite breccia, similar to that seen at the 2.6 Billion tonne Olympic Dam (IOCG) deposit in South Australia.

The Company’s Claim is considered highly prospective due to its size and its proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits. Numerous showings of copper, silver, gold, and cobalt have been found in the surrounding area and have demonstrated the presence of these minerals in the system.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Vancan’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

April 16, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the ”Company”) is pleased to announce that it entered into an agreement to acquire a 50% interest in a mineral claim located adjacent to and immediately east of the north end of Longtom Lake in the Northwest Territories of northern Canada (the “Target 1 Claim”).

The Target 1 claim comprises 1,781.9 acres and is located adjacent to the west side of the Longtom Lake property held by Alberta Star Development Corp. (TSX Venture: ASX; OTC BB: ASXSF) where an iron oxide copper-gold-type mineral occurrence is under investigation in search of an “Olympic Dam”-type ore deposit.  The Longtom Lake mineral zone occurs with strong hematite/magnetite alteration and copper and uranium mineralization in Proterozoic-age volcanic sediments intruded by granitic and monzonitic plutons.  The area has been explored by a wide variety of methods, including about twenty short diamond drill holes and, most recently, a gravity survey.

The Target 1 claim is situated immediately south and west of the principal Longtom mineral zone, the Damp, and is believed to be underlain by similar rock formations.  Alberta Star has recently completed a detailed gravity survey that confirms two very large 2.5-3.5 milligal gravity anomalies on its Longtom Property that are coincident with strong magnetic anomalies. Combined gravity, magnetic and radiometric anomalies are common targeting criterion for Olympic Dam iron oxide, copper and gold (IOCG) style mineralization and necessary in proving up an economic ore body.  Mineralization at Longtom Lake occurs in specular hematite-magnetite breccia, similar to that seen at the 2.6 Billion tonne Olympic Dam (IOCG) deposit in South Australia.

The Target 1 Claim is the subject of a Technical Report prepared in accordance with National Instrument 43-101 by Erik Ostensoe, P.Geo.   The Target 1 claim is considered highly prospective due to its size and it’s proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits. Numerous showings of copper, silver, gold, and cobalt have been found in the surrounding area and have demonstrated the presence of these minerals in the system.

Vancan has agreed to acquire its interest in the Target 1 Claim by making cash payments totalling $15,000, and issuing 200,000 common shares in its capital stock at a deemed price of $0. 38 per share, subject to acceptance for filing by the TSX Venture Exchange.

Alberta Star has recently announced the appointment of Scott Geophysics of Vancouver as contractor to perform a spring ground geophysics program on its Longtom Lake IOCG property that will include detailed, localized induced polarization/resistivity (IP) traverses over selected portions of the 2.5 to 3.5 milligal gravity-magnetic anomalies identified on the property.  As part of this program, Scott Geophysics will be conducting IP traverses on Vancan’s Target 1 Claim as well as its previously acquired Target 2 Claim, which is comprised of 2,530.8 hectares located north of the Target 1 Claim and adjacent to and immediately west of Alberta Star’s Longtom Lake exploration property.  Work is expected to commence shortly, with Alberta Star expecting to begin drilling on the Longtom property in May, continuing into the fall of 2003.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Vancan’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   April 22, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director